IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Ventures, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Supply Company, L.L.C. 4350 Northern Pike Monroeville, PA 15146-2841
Allegheny Energy Global Markets, L.L.C. 10435 Downsville Pike Hagerstown, MD 21740
_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq.                              Michael Morrell
Vice President and General Counsel                 President
Allegheny Energy, Inc.                                     Allegheny Energy Supply Co., LLC
10435 Downsville Pike                                     10435 Downsville Pike
Hagerstown, MD 21740                                    Hagerstown, MD 21740

Anthony Wilson, Esq.                                        Patricia Clark, Esq.
Senior Counsel                                                   Deputy General Counsel, Supply
Allegheny Energy Service Corporation             Allegheny Energy Service Corporation
10435 Downsville Pike                                      4350 Northern Pike
Hagerstown, MD 21740                                    Monroeville, PA 15146-2841

Peter Clarke, Esq.                                              Joseph Frumkin, Esq.
Debra Schnebel, Esq.                                        Robert E. Buckholz, Jr., Esq.
Jones, Day, Reavis & Pogue                             Sullivan & Cromwell
77 West Wacker                                                125 Broad Street
Chicago, Illinois 60601                                    New York, NY 10004-2498

       THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by the Applications/Declarations referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out transactions authorized in Holding Co. Act Release No. 27486 (issued December 31, 2001), authorizing the issuance by Allegheny Energy Supply Company, LLC of unsecured notes, and have carried out transactions authorized in Holding Co. Act Release No. 27370 (issued March 30, 2001), authorizing the acquisition of certain generating assets and approving related financing for Rule 53 investments.

       On April 8, 2002, Allegheny Energy, Inc. announced that its electric generation and trading subsidiary, Allegheny Energy Supply Company, LLC, completed the sale of $650 million of 8.25 percent senior unsecured Notes due 2012, of which $100 million was authorized in this proceeding (Matter No. 70-9897) and $550 million was authorized in HCAR No. 27370. The Company proposes to use the proceeds authorized under this proceeding to make capital contributions to Allegheny Energy Supply Capital, LLC, and for other corporate purposes.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

                                                                            ALLEGHENY ENERGY, INC.

                                                                            By: /s/ MARLEEN L. BROOKS
                                                                                  Marleen L. Brooks
                                                                                  Corporate Secretary

Date: April 12, 2002